UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                           Maxcor Financial Group Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   57772G-10-0
                                 (CUSIP Number)

                              Donald R.A. Marshall
                   c/o Garban Intercapital North America Inc.
                             One World Trade Center
                               New York, NY 10048

                                 with a copy to:

                               Peter Flagel, Esq.
                            Carter, Ledyard & Milburn
                                  2 Wall Street
                            New York, New York 10005
                                 (212) 238-8649
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                September 5, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP No.  57772G-10-0                                                              Page   2    of  4  Pages
         ---------------                                                                 ------    ---
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
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Donald R.A. Marshall, SS ####-##-####
------------- ------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [ ]
------------- ------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*


------------- ------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      [ ]

------------- ------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

-------------------------- ----------- -----------------------------------------------------------------------------
                            7              SOLE VOTING POWER
       NUMBER OF

        SHARES                             169,115
                           ----------- -----------------------------------------------------------------------------
                            8              SHARED VOTING POWER
      BENEFICIALLY

        OWNED BY                           0
                           ----------- -----------------------------------------------------------------------------
                            9              SOLE DISPOSITIVE POWER
         EACH

       REPORTING                           169,115
                           ----------- -----------------------------------------------------------------------------
                           10              SHARED DISPOSITIVE POWER
        PERSON

         WITH                          0
------------- ------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              169,115

------------- ------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


------------- ------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                             [ ]

              2.38%

------------- ------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*
              IN
------------- ------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Donald R.A. Marshall (the "Reporting Person") hereby amends his Statement on Schedule 13D, dated August 23, 1996 (previously amended on December 13, 1996, December 10, 1997, and August 22, 2001), relating to the Common Stock, $.001 par value, of Maxcor Financial Group Inc., a Delaware corporation, as follows:

Item 4. Purpose of Transaction

The last paragraph of Item 4 is hereby deleted and replaced in its entirety by the following paragraphs:

          On August 20, 2001, the Reporting Person sold an aggregate of 100,000 shares of Common Stock of the Issuer, in private sales to two employees of the Issuer, at a price of $4.00 per share.

          On August 21, 2001, in connection with anticipated open market sales to be made by the Reporting Person, the Reporting Person's broker filed a Form 144 on behalf of the Reporting Person with the Securities and Exchange Commission. As the Reporting Person is not, and had not been within the three months preceding the date of such filing, an "affiliate" of the Issuer, the Form 144 filing was made in error and is not being relied upon by the Reporting Person. The Reporting Person sold 13,500 shares on the open market.

          On September 5, 2001, the Reporting Person sold 200,000 shares of Common Stock of the Issuer, in a private sale to the Issuer, for gross proceeds of $765,625, or approximately $3.83 per share. On September 5, 2001, the Reporting also sold an aggregate of 200,000 shares of Common Stock of the Issuer, in private sales to six employees of the Issuer, for gross proceeds of $765,625, or approximately $3.83 per share.


Item 5. Interest in Securities of the Issuer.

Paragraph (a) of Item 5 is hereby deleted and replaced in its entirety by the following:

          (a) The Reporting Person currently beneficially owns 169,115 shares of Common Stock. In its Quarterly Report on Form 10-Q for the period ended June 30, 2001, the Issuer reported that a total of 7,090,824 shares of Common Stock were outstanding as of August 9, 2001. Based on such information, the Common Stock currently beneficially owned by the Reporting Person represents approximately 2.38% of the Common Stock outstanding.

Paragraph (e) of Item 5 is hereby deleted and replaced in its entirety by the following:

          (e) As of September 5, 2001, the Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock.

                                 SIGNATURE PAGE

     After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this Statement is true, complete and correct.


     Dated: September 7, 2001



                                                  /s/  Donald Marshall
                                                 -------------------------------
                                                       Donald R.A. Marshall